UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 23, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: November 23, 2020
By:
/s/ Lara J. Warner
Lara J. Warner
Chief Risk and Compliance Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

3Q20

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 3Q20
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2020 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on October 31, 2019. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in August and December 2019.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q19 and 2Q20, the Credit Suisse Annual Report 2019 and the Credit Suisse Financial Report 3Q20, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q19” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
COVID-19 and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 and related regulatory measures” (page 14) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 3Q20 for further information.
NSFR implementation in Switzerland
FINMA requires us to report the net stable funding ratio (NSFR) to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council had decided to postpone the introduction of the NSFR as a minimum standard in Switzerland. On September 11, 2020, the Federal Council adopted an amendment to the Liquidity Ordinance, implementing NSFR as a minimum standard beginning July 1, 2021, including the associated disclosure requirements. On November 12, 2020, FINMA published a partially revised “Liquidity risks – banks” Circular, which sets out FINMA’s technical requirements and will also come into force on July 1, 2021.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables show the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 51) and “Swiss metrics” (pages 56 to 57) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q20 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 3Q20	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	285,857	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	40,942	14.322
of which CET1: minimum	12,864	4.5
of which CET1: buffer	15,722	5.5
of which CET1: countercyclical buffers	64	0.022
of which additional tier 1: minimum	10,005	3.5
of which additional tier 1: buffer	2,287	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	52,317	18.3
of which CET1 capital [2]	37,076	13.0
of which additional tier 1 high-trigger capital instruments	10,578	3.7
of which additional tier 1 low-trigger capital instruments [3]	4,663	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [4]	40,878	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(7,332)	(2.565)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,266)	(0.443)
Total, net	32,279	11.292
Eligible additional total loss-absorbing capacity (gone-concern) [5]
Total [6]	44,125	15.4
of which bail-in instruments	41,593	14.6
of which tier 2 low-trigger capital instruments	2,532	0.9
The Swiss capital requirements have been fully phased-in as of January 1, 2020. Rounding differences may occur.
1 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4 Consists of a base requirement of 12.86%, or CHF 36,761 million, and a surcharge of 1.44%, or CHF 4,117 million.
5
Excludes formally eligible gone-concern capacity of CHF 3,381 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 3Q20, total eligible gone-concern capital was CHF 44,502 million including CHF 378 million of such instruments.

Swiss leverage requirements and metrics
end of 3Q20	CHF million		in % of LRD
Leverage exposure for going concern
Leverage ratio denominator	824,420	[1]	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	41,221		5.0
of which CET1: minimum	12,366		1.5
of which CET1: buffer	16,488		2.0
of which additional tier 1: minimum	12,366		1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	52,317		6.3	[3]
of which CET1 capital [4]	37,076		4.5
of which additional tier 1 high-trigger capital instruments	10,578		1.3
of which additional tier 1 low-trigger capital instruments [5]	4,663		0.6
Leverage exposure for gone concern
Leverage ratio denominator	934,087		–
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [6]	46,704		5.0
Reductions due to rebates in accordance with article 133 of the CAO	(8,407)		(0.9)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,266)		(0.136)
Total, net	37,032		3.964
Eligible additional total loss-absorbing capacity (gone-concern) [7]
Total [8]	44,125		4.7
of which bail-in instruments	41,593		4.5
of which tier 2 low-trigger capital instruments	2,532		0.3
The Swiss capital requirements have been fully phased-in as of January 1, 2020. Rounding differences may occur.
1
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

2 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
3
The going concern ratio would be 5.6%, if calculated using a leverage exposure of CHF 934,087 million without the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, of CHF 109,667 million.

4 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
5
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

6 Consists of a base requirement of 4.5%, or CHF 42,034 million, and a surcharge of 0.5%, or CHF 4,670 million.
7
Excludes formally eligible gone-concern capacity of CHF 3,381 million which the Group has to provide to the Bank in order to cover specifically a part of the Bank's exposure, originating from unsecured loans toward the Group.

8
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 3Q20, total eligible gone-concern capital was CHF 44,502 million including CHF 378 million of such instruments.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q20 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 285.9 billion as of the end of 3Q20 decreased 5% compared to the end of 2Q20, mainly reflecting decreases from movement in risk levels both in market risk and credit risk, a negative foreign exchange impact and decreases related to internal model and parameter updates, primarily related credit risk. These decreases were partially offset by increases related to methodology and policy changes in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 3Q20 for further information on movements in risk-weighted assets in 3Q20.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	3Q20	2Q20	4Q19	3Q20
CHF million
Credit risk (excluding counterparty credit risk)	136,264	140,976	144,984	10,901
of which standardized approach (SA)	26,789	27,387	25,518	2,143
of which supervisory slotting approach	4,101	4,295	4,212	328
of which advanced internal ratings-based (A-IRB) approach	105,374	109,294	115,254	8,430
Counterparty credit risk	23,209	23,905	20,365	1,857
of which standardized approach for counterparty credit risk (SA-CCR)	4,105	4,049	1,830	329
of which internal model method (IMM)	17,888	18,988	17,486	1,431
of which other counterparty credit risk [2]	1,216	868	1,049	97
Credit valuation adjustments (CVA)	11,064	15,343	6,892	885
Equity positions in the banking book under the simple risk weight approach	7,182	6,250	10,202	575
Equity investments in funds - look-through approach [3]	3,017	1,816	–	241
Equity investments in funds - mandate-based approach [3]	41	112	–	3
Equity investments in funds - fall-back approach [3]	848	409	–	68
Settlement risk	378	415	219	30
Securitization exposures in the banking book	13,561	13,733	13,333	1,085
of which securitization internal ratings-based approach (SEC-IRBA)	7,601	8,151	7,751	608
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,228	1,359	1,555	98
of which securitization standardized approach (SEC-SA)	4,732	4,223	4,027	379
Market risk	17,241	22,049	15,192	1,379
of which standardized approach (SA)	1,945	1,792	1,981	155
of which internal model approach (IMA)	15,296	20,257	13,211	1,224
Operational risk (AMA)	61,371	63,269	68,318	4,910
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,681	11,616	11,777	935
Total	285,857	299,893	291,282	22,869
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.
3
Following the adoption of the new regulation introduced in January 2020, the calculation of RWA for investments in funds is now presented separately. Prior to this, investments in funds were included under equity positions under the simple risk weight approach.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 3Q20 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q20
CHF million
Risk-weighted assets at beginning of period	113,589
Asset size	(627)
Asset quality	(273)
Model and parameter updates	(1,904)
Foreign exchange impact	(1,310)
Risk-weighted assets at end of period	109,475
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB decreased CHF 4.1 billion to CHF 109.5 billion compared to the end of 2Q20, primarily driven by decreases related to model and parameter updates and a negative foreign exchange impact. The decreases related to model and parameter updates were mainly driven by the progressive implementation of a new model for corporate clients accompanied by the corresponding phase-out of a multiplier on certain corporate exposures.
Counterparty credit risk RWA movements
The following table presents the 3Q20 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q20
CHF million
Risk-weighted assets at beginning of period	18,988
Asset size	(1,805)
Credit quality of counterparties	38
Model and parameter updates	(223)
Methodology and policy changes	1,309
Foreign exchange impact	(419)
Risk-weighted assets at end of period	17,888
CCR RWA under IMM decreased 6% to CHF 17.9 billion compared to the end of 2Q20, primarily driven by decreases related to movements in risk levels attributable to asset size and a negative foreign exchange impact, partially offset by methodology and policy changes. The decreases in risk levels attributable to asset size were primarily driven by decreased derivatives exposures and decreased secured financing exposures. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for counterparty credit risk pertaining to SA-CCR for derivatives.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 3Q20 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
3Q20	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	5,125	6,617	1,407	7,108		20,257
Regulatory adjustment	(1,584)	(336)	0	(644)		(2,564)
Risk-weighted assets at beginning of period (end of day)	3,541	6,281	1,407	6,464		17,693
Movement in risk levels	(191)	(891)	255	(807)		(1,634)
Model and parameter updates	458	502	310	(334)		936
Foreign exchange impact	(173)	(229)	(38)	(225)		(665)
Risk-weighted assets at end of period (end of day)	3,635	5,663	1,934	5,098		16,330
Regulatory adjustment	(182)	(932)	0	80		(1,034)
Risk-weighted assets at end of period	3,453	4,731	1,934	5,178		15,296
1 Risks not in VaR (RNIV).
Market risk RWA under an IMA decreased 24% to CHF 15.3 billion compared to the end of 2Q20, primarily due to decreases in regulatory VaR, stressed VaR and risks not in VaR (RNIV) reflecting a significant decline in average risk levels. This decline was the result of the risk mitigation activities conducted in response to the increased market volatility observed earlier in the year and the lower market volatility experienced throughout 3Q20.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	3Q20		2Q20		1Q20		4Q19	3Q19
Capital (CHF million)
Swiss CET1 capital	37,076		37,339		36,305		36,740	37,331
Fully loaded CECL accounting model Swiss CET1 capital [1]	37,076		37,339		36,305		–	–
Swiss tier 1 capital	52,317		51,674		50,798		49,757	50,812
Fully loaded CECL accounting model Swiss tier 1 capital [1]	52,317		51,674		50,798		–	–
Swiss total eligible capital	53,618		54,890		54,036		53,005	54,191
Fully loaded CECL accounting model Swiss total eligible capital [1]	53,618		54,890		54,036		–	–
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	22,869		23,991		24,096		23,303	24,233
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	285,857		299,893		301,200		291,282	302,910
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	13.0		12.5		12.1		12.6	12.3
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	13.0		12.5		12.1		–	–
Swiss tier 1 capital ratio	18.3		17.2		16.9		17.1	16.8
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	18.3		17.2		16.9		–	–
Swiss total capital ratio	18.8		18.3		17.9		18.2	17.9
Fully loaded CECL accounting model Swiss total capital ratio [1]	18.8		18.3		17.9		–	–
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5		2.5		2.5		2.5	2.5
Extended countercyclical buffer	0.022		0.026		0.04		0.104	0.11
Progressive buffer for G-SIB and/or D-SIB	1.0		1.0		1.0		1.0	1.0
Total BIS CET1 buffer requirement	3.522		3.526		3.54		3.604	3.61
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	8.5		8.0		7.6		8.1	7.8
Basel III leverage ratio (CHF million)
Leverage exposure	824,420	[5]	836,755	[5]	869,706	[5]	909,994	921,411
Basel III leverage ratio (%)	6.3		6.2		5.8		5.5	5.5
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.3		6.2		5.8		–	–
Liquidity coverage ratio (CHF million) [6]
Numerator: total high-quality liquid assets	210,526		202,998		161,668		164,503	163,464
Denominator: net cash outflows	110,882		103,743		88,783		83,255	86,544
Liquidity coverage ratio (%)	190		196		182		198	189
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio of 13.0%, less the BIS minimum CET1 ratio requirement of 4.5%.
5
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

6 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 56 to 57) and “Risk-weighted assets” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q20 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 48) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 3Q20 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (page 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q20 for further information on additional CET1 buffer requirements.

The following table provides information about TLAC available and TLAC requirements applied at the resolution group level which is defined as the Credit Suisse Group AG consolidated level.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	3Q20		2Q20		1Q20		4Q19	3Q19
CHF million
TLAC	96,820		98,757		93,298		91,267	95,666
Fully loaded CECL accounting model TLAC [1]	96,820		98,757		93,298		–	–
Swiss risk-weighted assets	285,857		299,893		301,200		291,282	302,910
TLAC ratio (%)	33.9		32.9		31.0		31.3	31.6
Fully loaded CECL accounting model TLAC ratio [1]	33.9		32.9		31.0		–	–
Leverage exposure	824,420	[2]	836,755	[2]	869,706	[2]	909,994	921,411
TLAC leverage ratio (%)	11.7		11.8		10.7		10.0	10.4
Fully loaded CECL accounting model TLAC leverage ratio [1]	11.7		11.8		10.7		–	–
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No		No		No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No		No		No		No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above	N/A - refer to our response above
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 56) and “Swiss metrics” (pages 56 to 57) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q20 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	3Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	821,296
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(16,719)
Adjustments for derivatives financial instruments	74,594
Adjustments for SFTs (i.e. repos and similar secured lending)	(34,158)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	86,197
Other adjustments [2]	(106,790)
Leverage exposure	824,420
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure of CHF 109,667 million, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

LR2 - Leverage ratio common disclosure template
end of	3Q20	2Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral) [1]	519,495	527,961
Asset amounts deducted from Basel III tier 1 capital	(9,674)	(9,696)
Total on-balance sheet exposures	509,821	518,265
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	32,582	31,936
Add-on amounts for PFE associated with all derivatives transactions	71,212	70,361
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	26,620	26,076
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(25,449)	(25,165)
Exempted CCP leg of client-cleared trade exposures	(10,194)	(10,509)
Adjusted effective notional amount of all written credit derivatives	275,045	222,829
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(268,075)	(216,124)
Derivative Exposures	101,741	99,404
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	124,883	135,412
Netted amounts of cash payables and cash receivables of gross SFT assets	(10,176)	(12,167)
Counterparty credit risk exposure for SFT assets	11,954	13,046
Agent transaction exposures	0	0
Securities financing transaction exposures	126,661	136,291
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	267,892	259,688
Adjustments for conversion to credit equivalent amounts	(181,695)	(176,894)
Other off-balance sheet exposures	86,197	82,794
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	52,317	51,674
Leverage exposure (CHF million)
Leverage exposure	824,420	836,755
Leverage ratio (%)
Basel III leverage ratio	6.3	6.2
1
Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20, in accordance with FINMA Guidance 02/2020, 03/2020 and 06/2020.

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 47 to 48) and “Funding sources” (page 49) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 3Q20 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 3Q20	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		210,526
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,691		19,742
of which less stable deposits	160,691		19,742
Unsecured wholesale funding	239,856		96,980
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	45,384		11,346
of which non-operational deposits (all counterparties)	122,036		66,445
of which unsecured debt	17,769		17,769
Secured wholesale funding	–		44,554
Additional requirements	172,257		35,297
of which outflows related to derivative exposures and other collateral requirements	71,546		15,746
of which outflows related to loss of funding on debt products	762		762
of which credit and liquidity facilities	99,949		18,789
Other contractual funding obligations	56,724		56,724
Other contingent funding obligations	217,619		5,303
Total cash outflows	–		258,600
Cash inflows (CHF million)
Secured lending	105,179		63,799
Inflows from fully performing exposures	60,930		25,623
Other cash inflows	58,296		58,296
Total cash inflows	224,405		147,718
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		210,526
Net cash outflows	–		110,882
Liquidity coverage ratio (%)	–		190
Calculated based on an average of 66 data points in 3Q20.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
D
D-SIB	Domestic systemically important banks
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com